John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

August 28, 2017

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Hamill:

On June 22, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 223 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 224 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of reflecting a new advisory agreement and revisions to fundamental investment restrictions for the Toreador Core Fund, Toreador International Fund, and Toreador Explorer Fund (the “Funds”).

We received comments from you relating to the Amendment. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.
Comment:      In the footnote to the fee table for the Toreador Core Fund, please add a footnote to reflect the previous share class name for the Investor Class Shares, i.e., that the Retail Class Shares were reorganized into Investor Class Shares.

Response: The Trust has revised the disclosure as you have requested.

2.
Comment:      In the footnote for each of the Funds that discusses the fee waiver, please revise to disclose that, if accurate, the recoupment is permissible within three years from the date of its waiver or reimbursement. Additionally, please confirm that the Trust considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Finally, please confirm that the Trust performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
August 28, 2017

Response:      The Trust respectfully disagrees with this comment. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the relevant Fund’s annual operating expenses to the stated expense ratios applicable to each Fund, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

3.	Comment: In regards to the Toreador International Fund, please explain why there is no line item in the fee table for the expense limitation agreement as there is for the other Funds.

Response: The Toreador International Fund is currently operating below its expense cap of 1.15% and, as such, has not included the fee waiver footnote similar to the other Funds.

4.
Comment:      The portfolio turnover rate for the Toreador International Fund seems low for the current year relative to prior years where it has been much higher. Consider whether this Fund, like the other Funds, should add portfolio turnover risk to the risk section.

Response:      The Adviser has advised the Trust that portfolio turnover risk is not a principal investment strategy of the Toreador International Fund. Accordingly, the Trust has not revised the disclosure in response to this comment.

Fund Summary – Principal Risks

5.
Comment:      In regard to the Toreador Explorer Fund, the principal risk disclosure includes the risks of certain types of equity securities, such as convertible securities, preferred securities, and rights and warrants. If these risks are applicable to the Toreador Explorer Fund, please also add disclosure about these investments in the strategy section.

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
August 28, 2017

6.
Comment:      In regard to the Toreador Select Fund, it appears that the Fund will focus on large capitalization securities but it may also invest across all market capitalization ranges. Please confirm if investments in small and mid-capitalization companies are also part of the Toreador Select Fund’s principal investment strategies and, if so, please add risk disclosure for small and mid-capitalization companies.

Response:      Making investments in small and mid-capitalization companies is not a part of the Toreador Select Fund’s principal investment strategies, and, as a result, the Trust has not revised the disclosure in response to this comment.

Additional Information About Risk

7.
Comment:      In this section, in regard to the Toreador Select Fund, there is a paragraph on derivatives risk. However, there is no discussion of the use of derivatives in the summary portion of the Toreador Select Fund’s prospectus. If the use of derivatives is a principal strategy, please disclose this in the summary section.

Response:      The Adviser has advised the Trust that making investments in derivatives instruments is not part of that Fund’s principal investment strategies. Accordingly, the Trust has not added disclosure regarding derivatives investments and any related risks to the summary section of the Toreador Select Fund’s disclosure of its principal investment strategies and risks. The Trust has left the disclosure in the Item 9 disclosure (i.e., “Additional Information about Risk) as this is a strategy that may be used occasionally, but not as part of the principal investment strategies.

8.
Comment:      Similar to Comment #7, it appears that the Toreador Core Fund may use options to hedge. If this is a principal investment strategy, please add disclosure on this technique to the summary portion of the prospectus. If this applies to other Toreador Funds, please also add this disclosure to the respective summary portions of the prospectus.

Response: See response to Comment #7. This response applies to all of the Toreador Funds.

9.	Comment: Under “Options Risk,” the disclosure seems to apply to a singular Fund, please confirm if this risk applies to all funds and if so please adjust “Fund” to “Funds”.

Response: The Trust has attempted to revise the disclosure to address your comment.

The Investment Adviser

10.	Comment: In the third paragraph in this section, there are two commas. Please confirm if this is an extra comma or if a phrase is missing.

Response: This is an extra comma, which has been removed.

11.	Comment: In the fifth paragraph in this section, the term Fund should be changed to Funds if this paragraph is applicable to all of the Funds.

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
August 28, 2017

Minimum Investments

12.	Comment: The minimum amounts in this section of the prospectus differ from those in the summary portion of the prospectus. Please review and confirm which investment minimums are accurate.

Response: The Trust has revised the disclosure to address your comment.

13.	Comment: Please update the “How to Sell Shares” section with the new liquidity rule requirements contained in Items 11(c)(7) and (8).

Response: The Trust has revised the disclosure as you have requested by adding the following new third paragraph.

Each of the Funds typically expects to satisfy redemption requests through cash holdings or cash equivalents and expect to use cash holdings or cash equivalents on a regular basis. To the extent cash holdings or cash equivalents are not available to satisfy redemption requests, a Fund may satisfy redemption requests by either (i) rebalancing overweight securities or (ii) selling portfolio assets. In addition, if a Fund determines that it would be detrimental to the best interest of a Fund’s remaining shareholders to satisfy a redemption request in cash, a Fund may satisfy such a redemption request in whole or in part by a distribution-in-kind of readily marketable securities. The Funds will typically attempt to satisfy redemption requests within two business days after a redemption request is received.

Statement of Additional Information

Adviser and Advisory Agreement

14.	Comment: Please update the paragraph on the expense limitation agreement to indicate the termination date of the agreement.

Response: The Trust has revised the disclosure as you have requested.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively